ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 21, 2025
VIA EDGAR TRANSMISSION
Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
The [State] Focused ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. Foor:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 485(a) under the Act for the purpose of registering shares of the Fund as a new series of the Trust.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
1001	2/28/2025	485APOS	0000894189-25-001563
Following discussion with you on March 25, 2025, the Trust filed a new Post-Effective Amendment pursuant to Rule 485(a) on March 28, 2025 (SEC Accession No. 0000894189-25-002171), which was filed to replace the Amendment in its entirety, for the purpose of registering the Fund under a new Series and Class Identifier with the name “The Alaska Last Frontier Fund.” No securities were sold in connection with the Amendment. The Trust does not intend to file any future filings under the Series and Class Identifiers for “The [State] Focused ETF,” and will make those identifiers inactive subsequent to the withdrawal of the Amendment.
If you have any questions or require further information, do not hesitate to contact me at noellenadia.filali@usbank.com.

Sincerely,

/s/ Noelle-Nadia A Filali
Noelle-Nadia A Filali
Assistant Secretary